Giovanni Caruso
Partner

345 Park Avenue	Direct	212.407.4866
New York, NY 10154	Main	212.407.4000
	Fax	212.937.3943
	gcaruso@loeb.com

Via Edgar

February 26, 2021

Division of Corporation Finance
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Loan Lauren Nguyen

Timothy S. Levenberg

Re:	Aldel Financial Inc.

Registration Statement on Form S-1

Filed February 16, 2021

File No. 333-253166

Dear Ms. Nguyen:

On behalf of our client, Aldel Financial Inc. (the “Company”), we hereby provide a response to the comments issued in a letter dated February 25, 2021 (the “Staff’s Letter”) regarding the Company’s registration statement on Form S-1 filed on February 16, 2021 (the “Registration Statement”). Contemporaneously, we are filing our first amendment to the Registration Statement (the “Amended Registration Statement”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

Giovanni Caruso
February 26, 2021

Registration Statement on Form S-1

Our Forward Purchase Agreement, page 13

1.       You state that the "ability to complete our initial business combination [the 'IBC'] will be enhanced by the additional capital provided by our entering into a forward purchase agreement with Aldel Capital LLC, or any of its affiliates...."  However,  it appears that you would not receive any additional capital if the buyer / counterparty to the forward purchase agreement [the "FPA"] chooses to exercise its right to make open market purchases for all $20M in shares of Class A common stock to satisfy its commitment pursuant to the FPA in lieu of purchasing such shares directly from you. Please revise to clarify in light of your statement in the last sentence at page 19 that you will receive no proceeds with respect to any shares purchased under the FPA in open market transactions.

Response: The disclosure on page 13 of the Amended Registration Statement has been revised in accordance with the Staff’s comments.

2.       We note the disclosure that the Maximum FPS Commitment (and the corresponding number of Maximum Shares) shall be reduced on a dollar-for-dollar basis in the amount (i) used by Buyer and its affiliates to purchase Common Stock in open market purchases following the IPO, and (ii) "invested in the target company prior to the closing of the Business Combination."  Revise to explain how you will determine the amount of investments in the target and whether such investments will be in the form of cash, equity or some other source.  Also clarify, if true, that there is no minimum commitment under the forward purchase agreement.

Response: The disclosure in the Amended Registration Statement has been revised in accordance with the Staff’s comments, including to clarify that the entire $20 million must be invested by Aldel Capital LLC or its affiliates.

If we seek stockholder approval of our initial business combination, our initial stockholders and management team have agreed to vote, page 37

3.       You disclose the increased likelihood that the IBC will receive the necessary vote for approval if the buyer / counterparty purchases shares of Class A common stock in open market purchases pursuant to the FPA.  Also disclose the incrementally greater increase in the counterparty's relative stock ownership and its ability to influence future stockholder votes post-IBC if it makes the entire $20M "investment" in the open market.

Response: The disclosure on page 69 of the Amended Registration Statement under the risk factor entitled “Our initial stockholders control a substantial interest in us...” has been revised to include that the influence of management may continue after the close of a business combination.

Giovanni Caruso
February 26, 2021

4.        Please expand your discussion in this risk factor of the 20% stock ownership to also disclose separately the minimum percentage and the maximum percentage the original stockholders will hold taking into account "the shares of Class A common stock underlying the Underwriter Units, the private units, the shares of Class A common stock issuable pursuant to the [FPA, and] the shares of Class A common stock underlying the units issuable upon conversion of working capital loans" which you do not include when arriving at the 20% figure.

Response: The disclosure on page 37 of the Amended Registration Statement has been revised in accordance with the Staff’s comments.

Risk Factors

Our warrant agreement will designate the courts of the State of New York or the United States District Court, page 72

5.        You suggest in this risk factor that the provisions of the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts are the sole and exclusive forum.  However, Section 9.3 of the form of warrant agreement you filed as exhibit 4.4 does not include this limitation.  If the exclusive forum provision in your warrant agreement does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing document states this clearly.

Response: Section 9.3 of the form of warrant agreement has been revised in accordance with the Staff’s comments.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner